                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                         For the Month of January 2005
                       News Release dated January 7, 2005

                                  ------------

                        (Commission File. No. 0-20390).

                                   -----------


                            ID BIOMEDICAL CORPORATION
        -----------------------------------------------------------------
                  (Translation of registrant's name in English)


        1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6
        -----------------------------------------------------------------
               (Address of principal executive offices and zip code)


        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:              Form 20-F       40-F   X
                                                           -----      -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                                      Yes:        No:   X
                                                           -----      -----

[ID BIOMEDICAL LOGO]

FOR IMMEDIATE RELEASE


                  ID BIOMEDICAL RECEIVES CLEARANCE FOR FLUVIRAL
                          CLINICAL TESTING IN THE U.S.

VANCOUVER, BC - JANUARY 7, 2005 - ID Biomedical Corporation (TSX: IDB; NASDAQ:
IDBE) announced today that it has received clearance from the U.S. Food and Drug Administration (FDA) to begin immediate clinical testing of its influenza vaccine, Fluviral(TM), in the United States under an Investigational New Drug application (IND). The Company intends to ship product to the U.S. and initiate enrollment of subjects before the end of January 2005. The Fluviral vaccine to be tested was produced using a terminal sterile filtration step. This minor modification to the production process is an FDA requirement for flu vaccines entering the U.S. market. ID Biomedical also announced that it has completed enrollment of a similar clinical trial of Fluviral in Canada.

The U.S. clinical trial will involve approximately 300 healthy adults from age 18 to 64. This randomized, double-blind, comparator-controlled study is designed to evaluate the safety and immunogenicity of Fluviral in healthy adults. The Canadian clinical trial enrolled 658 people and is also designed to compare the safety and immunogenicity of Fluviral utilizing the new production process versus a comparator flu vaccine. The Canadian trial is being conducted in adults in two age groups, 50 to 64 years old and over 64 years of age, thereby addressing a key vaccine target population in both the U.S. and Canada.

Between the Canadian and U.S. studies, ID Biomedical will test Fluviral in 958 people, with 528 subjects receiving Fluviral and 430 receiving a comparator influenza vaccine. Over the last several years, over 40 million doses of Fluviral have been distributed throughout Canada. ID Biomedical is the market leader for influenza vaccines in Canada, and is one of only two flu vaccine manufacturers located in North America.

"We are very excited to initiate clinical testing of Fluviral in the U.S. We believe this trial data, along with that being obtained from our ongoing Canadian study, will be necessary to support licensure of Fluviral for the US market. We are currently in active discussions with the FDA regarding our clinical and regulatory strategy for Fluviral's entry into the US. Once we have a full picture, we can determine whether accelerated approval is feasible for this year," commented Louis F. Fries, M.D., Vice President, Clinical Affairs.

                                                                              2.


ID Biomedical produces Fluviral from its two flu vaccine production facilities located in Laval and Quebec City, Quebec. The company's Quebec City facility is being expanded to increase total manufacturing capacity to approximately 50 million doses by 2007, and will house what is believed to be the newest egg-based vaccine production facility in the world. The production capacity of ID Biomedical in 2005 is expected to be approximately 22 million doses. Upon FDA approval, Fluviral will be distributed in the U.S. by ID Biomedical's distribution partners: Henry Schein, Inc., AmerisourceBergen Corporation's Specialty Group and McKesson Corporation.

ABOUT ID BIOMEDICAL

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products. It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States. ID Biomedical is dedicated to becoming a premier vaccine company with significant marketed products worldwide and an extensive pipeline in both clinical and preclinical development.

ID Biomedical has a leading position in the Canadian influenza market. It received a ten-year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event. It also currently supplies approximately 75% of the Canadian government's influenza vaccine purchases.

For further information on ID Biomedical, please visit the Company's website at www.idbiomedical.com.

The information in this news release contains so-called "forward-looking" statements. These include statements regarding ID Biomedical's expectations and plans relating to the integration of the vaccine business acquired from Shire, statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes", and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the company's ability to successfully integrate the Shire vaccine business; (ii) the company's ability to successfully complete preclinical and clinical development of its products; (iii) the company's ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the company's revenues from quarter to quarter; (v) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing;
(vi) the company's ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the company's filings with the Securities and Exchange Commission. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

                                                                              3.


For further information, please contact:

INVESTOR RELATIONS / MEDIA

Dean Linden                                                Michele Roy
(604) 431-9314                                             (450) 978-6313
dlinden@idbiomedical.com                                   mroy@idbiomedical.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ID Biomedical Corporation


                                      By: /s/ Anthony F. Holler
                                          -----------------------
                                          Anthony F. Holler,
                                          Chief Executive Officer

Date: January 7, 2005